EXHIBIT C
Cap Table

EXHIBIT C
MARKET CAP

Capitalization

The Company's authorized capital stock consists of 15,000,000 shares of common stock with par value $0.001 per share (the "**Common Stock**") as per the following amounts:

o   14,000,000 Class A Voting Common Stock
o   900,000 Class B Non-Voting Common Stock
o   100,000 Preferred Stock

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Class A Voting
Amount Outstanding	8,393,170
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None

At the closing of this Offering, assuming only the Target Offering Amount is sold, 8,405,670 shares of Common Stock (all being Class A Voting) will be issued and outstanding.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Options & Warrants
Amount Outstanding	878,521
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Subject to vesting, holders may exercise the options to purchase shares of the Company's common stock at the applicable exercise price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Any exercise of the options will result in the issuance of additional shares of capital stock that may dilute the value of the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.47%[1]

Type	Convertible Notes
Amount Outstanding	$275,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Interest Payable:** in the amount of 2.00% on the Debenture amount with the first payment being made on December 31, 2022 (for the period October - December 2022) and thereafter at the end of each calendar quarter going forward (subject to the provisions below). **Conversion Date:** convertible into voting common shares of the Company at any time until December 31, 2024, any converted debenture amount will not be subject to any interest for a quarter unless the date of conversion is on the final date of such quarter. **Conversion Rate:** each CAD $1.00 Debenture amount is convertible to 1 common share of the Corporation. The conversion amount shall be in increments of CAD $10,000. **Retraction Date:** At any time after January 1, 2024, the Company has the right to retract any amount of the Debenture by paying CAD $1.20 for each CAD $1.00 Debenture amount. The retraction amount shall be in increments of CAD $10,000. **Redemption Date:** At any time after January 1, 2025, the Debenture may be redeemed by the holder for the original purchase price of the Debenture. The redemption amount shall be in increments of CAD $10,000. **Partial Buy-Back Feature**: After a successful equity raise of a minimum of US$2 million on or before February 28, 2023, until August 31, 2023, Subscribers can trigger the Company's Director and CEO to buy-back of up to 25% of the aggregate amount of this Offering with a 10% premium. Investors have the right to this buy-back on a 'first come / first serve' basis to the maximum extent of the greater of $125,000 or 25% of the issued Debentures, beginning March 1, 2023 and until August 31, 2023, provided the final closing day of GWA equity financing of at least US$2 million has occurred on or prior to February 28, 2023.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.0%